April 8, 2011

Ms. Molly Moore, Esq.
Ropes & Gray LLP
One Metro Center
700 12th Street, N.W.
Suite 900
Washington, D.C.

Re: BB&T Variable Insurance Funds: Annual Post-Effective Season Updates
N-1A Post-effective Amendment # 12 (SEC Nos. 333-121205 & 811-21684)

Dear Ms. Moore:

The Staff has reviewed the above-referenced post-effective amendments, which the Commission received on February 28, 2011, as well as the related EDGAR correspondence filed therewith. Unless otherwise stated, page numbers in this letter refer to the pagination in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-1A. If a comment is given with respect to a particular fund and the same issue exists in the disclosure or presentation for another fund, the comment applies to the other fund(s) as well. Please make corresponding changes wherever applicable throughout the filing. If similar comments are given with respect to separate funds, please review the disclosure for all other funds in light of both variations of the comment and revise accordingly. Based on our review of this filing, we have the following comments.

Select Equity VIF

1. Cover Page. Per Item 1(a)(1), please identify the fund class on the cover page.

2. Investment Objective (p. 3). Please confirm that this statement of the fund's investment objectives reflects the formal language defining the fund objectives in the relevant official fund governance documents. If not, restate the objective to conform to that stated in the official fund documents.

3. Annual Portfolio Operating Expense Table (p. 3).
a. Preamble. The last sentence of the preamble states, "[n]ote also that you may be charged separate account or insurance contract fees, wire fees or other transaction fees." Given that fund shares are only sold to individuals through variable insurance contracts and qualified plans, why wouldn't wire fees or other transaction fees be included in separate account or insurance contract fees? Either delete the wire and transaction fee references or, in your response letter, explain why the disclosure is appropriate.

b. Shareholder Fees. Given that the fund does not impose sales loads, please delete these line items as permitted by Instruction 1(c) to Item 3 or substantially reduce the text in the parenthetical describing the Maximum Deferred Sales Charge. Currently, the text is so long that it emphasizes non-essential information and de-emphasizes required disclosure showing fees and charges that are more relevant to a purchaser.

c.   *12b-1 Fees*. If the fund does not charge 12b-1 fees, please consider substituting "none" or "N/A" for 0.00% in the chart. The zero percentage can indicate that the portfolio has an existing 12b-1 fee agreement for which charges are not currently assessed. In this case, there is no distribution agreement, and "none" or "N/A" conveys this more clearly.

4.   *Expense Example (p. 3)*. Please modify the preamble to indicate that the example does not reflect deductions at the variable contract level, and expenses would be higher if it did.

5.   *Principal Investment Strategies: Specific Missing Strategies (p. 2)*.
a.   *Investments related to Acquired Fund Fees and Expenses (AFFE)*. The current strategy summary does not indicate that the fund invests in other funds. Please identify the types of securities giving rise to the acquired fund fees and expenses line item in the fee table.

b.   *Value Strategy*. If the advisor uses a value strategy, please state this more explicitly. Although this is implied in the 2nd paragraph, the current language does not require this conclusion. The relevant language states, "[i]n managing the Fund, the portfolio manager selects stocks that he believes are undervalued and have a favorable outlook. In choosing individual stocks, the portfolio manager uses quantitative and qualitative processes to examine the intrinsic value of a particular issuer."

c.   *Unclear Language*. Please state the following more clearly: "The portfolio manager may consider selling a stock owned by the Fund ... if the stock represents a disproportionately large position within the Fund's portfolio (and the Fund's position is trimmed)." In revising this statement, please avoid using industry jargon like "the Fund's position is trimmed." *See* General Instruction B.4(c) and C.1(c), (d).

d.   *Emerging Market Holdings*. The strategy summary does not refer to investments in emerging markets but the risk summary discusses emerging market risk. Please add strategy disclosure to indicate the basis for this risk.

e.   *Final Cross Reference*. In the final sentence of this section, please revise the cross-reference to comply with General Instruction C.2(a). Rather than telling the reader to "see the Fund's prospectus or Statement of Information" for more information about the fund's risks, please provide a specific cross-reference to the relevant prospectus page or section heading and "avoid cross-references to the SAI." *See* General Instruction C.2(a).

6.   Item 8: Payments to Broker-Dealers and Other Financial Intermediaries. Because payments may be made to broker-dealers, please expand the sentence stating that these payments may create a conflict of interest so it refers specifically to the broker-dealers as well.

7.   Item 9 Derivatives Disclosure (pp. 5-7). Per the Staff's guidance to the ICI, please identify the actual derivative instruments that the portfolio intends to use to achieve its investment objective and state the specific purposes for which they will be held. *See* Barry Miller Letter to the ICI dated July 30, 2010. If derivatives will be used for speculative reasons, please indicate the maximum percentage of the fund's assets that may be invested in derivatives for this purpose. To the extent necessary, also revise the Item 9 description of derivatives risks to the information is equally specific to the instruments the fund is reasonably likely to hold.

8. *Pricing of Fund Shares: Early Close (p. 8).* Please define NAV as "net asset value." Also, please clarify the statement, "On any day that the bond or stock markets close early, such as days in advance of or following holidays or in the event of an emergency, the Fund reserves the right to advance the time NAV is determined and by which purchase, redemption, and exchange orders must be received on that day." If correct, clarify that the fund's early transaction closing time and the early NAV determination time will correspond to the time the applicable market closes that day.

9. *Purchasing and Redeeming Shares (p. 9).*
a. Right to Reject or Refuse a Purchase Order. Please clarify the following language, "[t]he Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund's shares in whole or in part. Transactions in shares of the Fund will be effected only on a business day of the Fund." In what context is the Fund reserving these rights? Is this addressing refusals of insurance company omnibus transactions or transactions based on individual contractowner requests? Please clarify how this language applies to exchange (transfer) transactions by variable contractowners. Also, please revise the reservation of right statement to describe the cancellation period based on days after receipt of an order by the intermediary insurance company or qualified plan. The revised disclosure should (1) indicate whether and when Registrant will give notice that a transaction was cancelled; and (2) state that cancellation procedures will be applied in a non-discriminatory manner (or file responsive EDGAR correspondence explaining the legal authority for not doing so). If the Fund is reserving this right in connection with its market-timing/short-term trading policy, indicate this or move the language to that section.

b. Redemption Payments. Please delete the word "or" in the statement, "[p]ayment for shares may be delayed under extraordinary circumstances *or* as permitted by the SEC in order to protect remaining investors." (Emphasis added.)

10. *Dividends and Distributions (p. 10).* Please revise this section (*e.g.*, the first sentence) to clarify how it applies to variable contractholders.

Strategic Allocation Equity VIF

11. *Principal Strategy & Risk Summaries (pp. 3-4).*
a. Small Company Risks. The new disclosure at the end of the "Equity Fund Risk" summary appears to describe the risks associated with investing in small cap funds. If this is correct, please: (i) provide separate summary risk disclosure describing small cap risk; and (ii) add corresponding strategy summary disclosure describing the intent to invest in underlying funds that have significant exposure to small capitalization companies. If incorrect, delete the new language in the Equity Fund Risk provision or, in your response letter, explain why the existing disclosure is appropriate in the absence of the additional disclosure requested.

b. Allocation Risk. Please add summary risk disclosure identifying the risk that the adviser's strategy for setting the underlying fund allocation percentages fails to perform as expected. This risk is distinct from any of the allocation and concentration related risks described under the "Investing in Mutual Funds" risk summary.

12. Underlying Funds (pp. 6-8).
a. *Sterling Capital Equity Income Fund.* Please provide at least some indication of the investments that give rise to the Counterparty and Options Risks indicated at the middle of page 7.

b. *Sterling Capital Short-Term Bond Fund.* If this underlying fund is subject to sub-prime risks, please state this explicitly.

13. Investment Risks (pp. 9-12). Please remove the phrase "[i]n the unlikely event that" in the first sentence of this disclosure; mitigating language is not appropriate in the risk description.

Special Opportunities VIF

14. Principal Risk and Strategy Summaries (pp. 3-4).
a. *Unclear Language.* Please explain what "a significant degree" is. *See* Strategy §, 2nd ¶.

b. *Missing Risks.* Please provide primary risk summary disclosure for interest rate risk related to the investment in debt instruments and risks corresponding to the investment in other funds (e.g., AFFE costs) or, in your response letter, explain why these are not principal risks of the fund.

14. Additional Information About the Fund's Investments (pp. 5-6). Please clarify whether the use of each instrument described on page 5 (*e.g.*, underlying funds, ETFs, & derivatives) is a primary or ancillary means the advisor uses to achieve the Fund's investment objective.

Total Return Bond VIF

15. Objective: Total Return (pp.1, 2, 8). The disclosure states that the underlying Sterling Capital Total Return Bond Fund "seeks a high level of current income and a competitive total return." Since total return is composed of current income and capital appreciation, both realized and unrealized, this statement is confusing. Please revise the disclosure so it is consistent with the definition of "total return."

16. Primary Strategy Summary (pp. 3-4).
a. *Opening Sentence.* Please delete the words "under" and "circumstances" or insert the word "normal" between them.

b. *Foreign/Domestic Allocations.* Please indicate the maximum percentage of assets the Fund may invest in U.S. dollar-denominated foreign and emerging market securities and summarize how the advisor decides the appropriate allocation of foreign and domestic holdings.

c. *Below Investment Grade Limitations.* Please clarify how the 25% figure applies to junk bonds, non-dollar denominated foreign bonds and emerging market bonds. Specifically, clarify the impact of the "and/or" in the last sentence of the first paragraph. Does it mean the Fund can invest up to 25% of its assets in a combination of all 3 instruments or up to 25% in junk bonds and *an additional 25%* in dollar denominated foreign and emerging market bonds?

c. *Derivatives.* Please disclose whether the Fund may satisfy the 80% requirement of Rule 35d-1 under the 1940 Act by investing in derivatives. Also specifically disclose the maximum percentage of assets the Fund may invest in derivatives.

d. Sub-prime mortgages. If the Fund may invest in sub-prime mortgages or other related investments may be subject to the impact of the subprime mortgage market, please add primary strategy language directly stating this in the Item 4 principal strategy and risk summaries.

17. Primary Risk Summary (pp. 4-5).
a. Item 4 compared to Item 9. The Item 4 risk summary and Item 9 disclosure appear to be identical (or almost identical). Per the revised Form N-1A, Item 4 is only intended to summarize key information about the fund's principal strategies and risks. The Fund is required to provide a more complete description of those primary strategies and risks under Item 9. Please supplement the Item 9 disclosure accordingly.

b. Missing Primary Risks. Please add Item 4 disclosure describing the specific risks associated with investments in denominated in foreign currencies or, in your response letter, explain why this disclosure need not be added. Likewise, in the Mortgage-Backed Securities Risk summary, please specifically refer to sub-prime risks or explain why such disclosure is not required.

18. Benchmark (p. 5). Given that the new disclosure indicates that the Fund invests in both U.S. and foreign bonds, please confirm that Barclays Capital U.S. Aggregate Bond Index remains an appropriate broad-based benchmark for the fund.

Statement of Additional Information

19. SAI Cover Page. Please indicate that the Fund will provide copies of the prospectuses free of charge.

20. Insurance Contracts (SAI, p. 4). The SAI states that certain portfolios may invest in guaranteed investment contracts, funding agreements and annuities and "treat these contracts as fixed income securities." Please clarify whether these contracts count toward any stated percentage of fixed income assets mentioned in the prospectus disclosure for the relevant funds.

21. Swaps (SAI, pp. 8-9).
a. Notional Amount of a Swap Transaction. Please rewrite the following statement in plain English: For example, one swap counterparty may agree to pay a floating rate of interest(e.g., 3 month LIBOR) calculated based on a $10 million notional amount on a quarterly basis in exchange for receipt of payments calculated based on the same notional amount and a fixed rate of interest on a semi-annual basis.
The industry jargon prevents this example from helping an ordinary reader understand the role of the "notional amount" in a swap transaction. Rule 421. Please try again for the benefit of readers unfamiliar with these concepts.

b. Total Return Bond Fund. In the last paragraph on page 8, please indicate how the Fund's advisor determines the creditworthiness of the counterparty to the swap transaction.

22. Credit Default Swaps (CDS): Segregation Clarification (SAI, p. 9). Using plain English, please clarify that for credit default swaps, the fund must segregate an amount equal to the notional value of the contracts unless there is a contract requirement to cash-settle which has been interpreted as a "firm commitment" permitting the fund to segregate only the amount equal to the fund's daily marked to market liability, if any. *See* Investment Company Act Release 10666. Specifically, revise

the 1ˢᵗ paragraph to clarify what "physically settled" means and to describe this contractual cash-settlement obligation expressly.[1]

23. *Collateralized Mortgage Obligations (SAI, pp. 11).* Please specifically describe the relationship between these investments and sub-prime mortgages and the related sub-prime risks.

24. *Investment Restrictions: Concentration (SAI, pp. 22-23).*
a. *General Statement of Concentration Policy.* The current disclosure states that none of the funds will "[p]urchase any securities which would cause *more than 25%* of the value of the Fund's total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry... ." (Emphasis added.) It is the position of the Staff that concentration occurs when *25% or more* of a fund's total assets are invested in an industry or group of industries. Accordingly, please revise the fundamental investment restriction to state that the Funds will not invest 25% or more of its total assets in an industry or a group of industries.

b. *Strategic Allocation Equity VIF.* Because the Strategic Allocation Equity Fund invests in affiliated underlying funds, please add SAI disclosure stating the fund-of-funds will look through to the investments of the underlying funds to ensure compliance with the concentration policy.

25. *Additional Purchase and Redemption Information (SAI, pp. 24-25).* Please revise subsection (d) in the 1ˢᵗ paragraph to clarify that the reference emergency status is an SEC determination.

26. *Management of the Trust Disclosure Required by IC-29092 (SAI, pp. 25-34).* Please confirm that the SAI reflects the enhanced compensation and qualification disclosures required by IC-29092 (Dec. 16, 2009) or supplement the disclosure to reflect any required, missing information.[2] The staff was unable to locate portions of the disclosure required by Item 17(b)(1), specifically the information indicating why the Fund has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the Fund. Please either add such disclosure or direct our attention to the relevant sections of the SAI where it is currently provided.

27. *Portfolio Manager Compensation (SAI, pp. 35-37).* The current disclosure only seems to provide the performance benchmark for the Total Return Bond VIF. Please add the benchmarks used to measure performance for the managers of the Select Equity VIF, Strategic Allocation Equity VIF and the Special Opportunities VIF or direct the Staff's attention to where that information appears. Per Item 20(b), indicate the length of the period over which performance is measured for each fund as well. For the Total Return Bond VIF, there appears to be a discrepancy between the benchmark used to show performance in the prospectus and the benchmark used to measure manager's performance. The prospectus benchmark is Barclays Capital U.S. Aggregate Bond Index. The compensation benchmark name is similar but does not include "U.S." Please explain or reconcile.

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[1] The relevant sentence reads as follows, "[i]n cases where a Fund is the seller of a CDS, if the CDS is physically settled, the Fund will be required to earmark and reserve the full notional amount of the CDS."
[2] The relevant release (Rel, Nos. 33-9080 & 34-61175) requires enhanced disclosure about several topics including: compensation policies and practices that create company risks, stock option awards to directors and executives, director/nominee qualifications and legal proceedings, board leadership and risk oversight roles and certain consultants' conflicts of interests.

28. Portfolio Transactions (SAI, pp. 37-39). The 2nd and 3rd sentences of the introductory paragraph are confusing. Please rewrite them to describe payments related to the Strategic Allocation Equity VIF more clearly. The reference language currently reads as follows:

> Purchases and sales of portfolio securities with respect to the Total Return Bond VIF and the Strategic Allocation Equity VIF usually are principal transactions in which portfolio securities are normally purchased directly from the issuer or from an underwriter or market maker for the securities. Purchases from underwriters of portfolio securities generally include (but not in the case of mutual fund shares purchased by the Strategic Allocation Equity VIF) a commission or concession paid by the issuer to the underwriter and purchases from dealers serving as market makers may include the spread between the bid and asked price.

29. Portfolio Holdings Disclosure: Disclosure to Service Providers (SAI, p. 43). The existing disclosure lists categories of service providers who receive non-public portfolio holdings information and specifically states that the recipients are not limited to the service provider groups listed. Per Item 11(f), please identify, by name, all entities who receive portfolio holdings information in advance of public disclosure pursuant to an arrangement for such disclosure on a regular basis. Please ensure that the names of any financial printers and proxy service firms receiving this information are disclosed in addition to the other service providers mentioned.

Part C

30. Item 28(i): Legal Opinion. Part C states "Not applicable" in response to Item 28(i) legal opinion requirement. Please file the required legal opinion with Registrants 485(b) filing or revise this item to indicate where that opinion may be found.

Miscellaneous

31. Required Electronic Tagging Exhibit. Please be advised that within 15 days of the effectiveness of the annual updates to the registration statement, you must file an exhibit to the registration statement that provides an electronically tagged Risk/Return summary for the prospectus. Please note that if the filing is not made within the 15 day period, the Registrant may not rely on Rule 485(b) under the 1940 Act until the exhibit is filed. *See* IC-28617 (July 15, 2009).

* *

Please respond to the comments above in your next post-effective amendment and in a letter filed as EDGAR correspondence associated with the same. The letter should include an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Although we have provided comments on this post-effective amendment, we reserve the right to comment further in light of your responses. If you have any questions, you may call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products